UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

HALIFAX CORPORATION OF VIRGINIA

(Name of Issuer)

Common Stock, Par Value $0.24

(Title of Class of Securities)

405805 10 2

(CUSIP Number)

Thomas A. Waldman
Vice President and Secretary
Global Iron Holdings, LLC
c/o Global Equity Capital, LLC
6260 Lookout Road
Boulder, CO 80301

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 6, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

1	NAMES OF REPORTING PERSONS: Global Iron Holdings, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 27-1283292
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) * (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 986,060 (See Note 1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 986,060 (See Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IC

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

1	NAMES OF REPORTING PERSONS: Michael Hirano I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) * (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 986,060 (See Note 1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 986,060 (See Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

1	NAMES OF REPORTING PERSONS: Lindsay Wynter I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) * (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 986,060 (See Note 1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 986,060 (See Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

1	NAMES OF REPORTING PERSONS: Thomas A. Waldman I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) * (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): *
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 986,060 (See Note 1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 986,060 (See Note 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): *
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Note 1 - John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Nancy M. Scurlock, The Arch C. Scurlock Children’s Trust, Arch C. Scurlock, Jr. and Donald M. Ervine (collectively, the “Halifax Persons”) are parties with Global Iron Holdings, LLC (“Parent”) to a voting agreement related to the shares of common stock of Halifax Corporation of Virginia (the “Company”) owned by the Halifax Persons (the “Halifax Shares”).  In the voting agreement, more fully described below, Michael Hirano, Lindsay Wynter and Thomas A Waldman are named as proxies for voting of the Halifax Shares on matters related to the merger agreement by and among the Company, Parent and Global Iron Acquisition, LLC and the transactions contemplated by such merger agreement.

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

Item 1.	Security and Issuer

This statement on Schedule 13D is filed with respect to the shares of the common stock, $0.24 par value per share (the “Common Stock”), of Halifax Corporation of Virginia, a Virginia corporation (the “Company”), beneficially owned by the Reporting Persons (as such term is defined within Item 2 below) as of January 6, 2010.  The Company’s principal executive offices are located at 5250 Cherokee Avenue, Alexandria, Virginia 22312.

Item 2.	Identity and Background

(a) - (c)
This statement on Schedule 13D is being filed by Global Iron Holdings, LLC (“Parent”), Michael Hirano, Lindsay Wynter and Thomas A Waldman (collectively, the “Reporting Persons”). In addition, this statement on Schedule 13D also contains information regarding persons who serve as a director or executive officer of Parent or persons or entities which may be deemed to be a controlling person of Parent.  Collectively, such persons are referred to as “Control Persons” and are listed, along with their role, on Schedule A hereto.

The name, business address and present principal occupation or employment of each individual who is a Reporting Person or a Control Person and the name, principal place of business and address of each entity that is a Reporting Person or a Control Person is set forth on Schedule A hereto and incorporated herein by reference.

(d) and (e)
During the last five years, none of the Reporting Persons or Control Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each individual who is a Reporting Person or Control Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement to Parent and Global Iron Acquisition, LLC (“Merger Sub” and, collectively with Parent, the “Purchasers”) to enter into the Merger Agreement (as defined in Item 4 below), John H. Grover, GroFam, LP, Hewitt Family, LLC, Charles L. McNew, Joseph Sciacca, John M. Toups, Daniel R. Young, Nancy M. Scurlock, The Arch C. Scurlock Children’s Trust, Arch C. Scurlock, Jr. and Donald M. Ervine (collectively, the “Halifax Persons”) and Parent entered into the Voting Agreement (as defined in Item 4 below).  No additional consideration was paid by or to the Purchasers, the Halifax Persons, the Reporting Persons or the Control Persons in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this statement on Schedule 13D.

Item 4.	Purpose of Transaction

On January 6, 2010, the Company, entered into an agreement and plan of merger (the “Merger Agreement”) with Parent, and Merger Sub, which provides for the acquisition of the Company by Parent and Merger Sub.

Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub with Merger Sub continuing as the surviving company (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger, each share of Common Stock, issued and outstanding immediately prior to the effective time of the Merger, other than shares as to which appraisal rights are properly asserted under Virginia law and shares owned by the Company, Merger Sub, Parent or any affiliate of Parent, will be converted into the right to receive a cash amount of $1.20 (the “Merger Consideration”). Additionally, at the effective time of the Merger, each outstanding in-the-money option to purchase the Common Stock will be converted into the right to receive a

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

cash amount equal to the excess, if any, of the Merger Consideration over the exercise price per share for each share subject to the option, less any applicable withholding taxes, resulting in a pre-tax cash payment to the holders of such options of approximately $17,000 in the aggregate.  In-the-money options are options that have an exercise price per share less than $1.20 per share.  Each outstanding out-of-the-money option immediately prior to the effective time of the Merger will be cancelled without consideration. The aggregate Merger consideration is approximately $3,810,000.

The Company, Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement.  Each party’s obligation to consummate the Merger is subject to certain conditions, including (i) approval of the holders of the Common Stock by at least two-thirds vote of the votes entitled to be cast, (ii) absence of any law or order prohibiting the completion of the Merger and receipt of required consents to complete the Merger, (iii) subject to certain exceptions, the accuracy of the representations and warranties of the other party, and (iv) material compliance of the other party with its covenants. In addition, Parent’s and Merger Sub’s obligations to consummate the Merger are also subject to certain additional conditions, including: (i) the absence of any event that has resulted in a material adverse effect on the Company since the date of the Merger Agreement, defined in part as a decrease in net assets of more than $400,000 from September 30, 2009, (ii) the holders of the Company’s 8% promissory notes must have exchanged such notes for notes issued by the entity surviving the Merger and (iii) holders of not more than 5% of the issued and outstanding shares of the Company’s common stock entitled to vote at the 2009 annual meeting of shareholders have not properly made or withdrawn a demand for appraisal.

The Merger Agreement contains certain termination rights for both the Company and Parent.  Upon termination of the Merger Agreement under specified circumstances, including failure to obtain the requisite shareholder vote in favor of the Merger, failure to timely hold a shareholder meeting and the Company accepting a superior proposal, the Company is required to pay Parent a termination fee of $240,000 and up to $200,000 of the reasonable expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement. Upon termination of the Merger Agreement by the Company due to Parent’s or Merger Sub’s representations and warranties not being correct or Parent’s or Merger Sub’s failure to perform covenants contained in the Merger Agreement and such failure was not cured in all material respects within ten business days following receipt of written notice of such breach by the Company, Parent is required to pay the Company up to $120,000 of the reasonable expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Halifax Persons and Parent have entered into a voting agreement (“Voting Agreement”) pursuant to which the Halifax Persons agreed to, among other things, (i) vote all shares of the Common Stock they own in favor of the adoption of the Merger Agreement and approval of the Merger at the 2009 annual meeting of shareholders and (ii) not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of their shares, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on their voting rights, charge or other encumbrance of any nature whatsoever with respect to their shares of the Common Stock during the term of the Voting Agreement.  In the Voting Agreement, Michael Hirano, Lindsay Wynter and Thomas A. Waldman are named as proxies for voting of the shares of Common Stock held by the Halifax Persons on matters related to the Merger Agreement and the transactions contemplated by such Merger Agreement.

Other Information

On January 6, 2010, Nancy Scurlock and the Arch C. Scurlock Children’s Trust, holders of the Company’s 8% promissory notes totaling an aggregate principal amount of $1.0 million at September 30, 2009 due July 1, 2010, entered into an agreement with Parent and Merger Sub to exchange at the effective time of the Merger all of the Company’s 8% promissory notes for notes of same principal amount issued by the entity surviving the Merger along with other modifications such as an extension of the maturity date.

If the Merger is successfully completed, the surviving corporation will be a wholly-owned subsidiary of Parent, the Company’s common stock will no longer be traded or quoted and the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

Item 5. Interest in Securities of the Issuer.

As of January 6, 2010, the Company had 3,175,206 shares of common stock outstanding.  Pursuant to the Voting Agreement, the Reporting Persons may be deemed to, collectively, have beneficial ownership of 986,060 shares (or 31.1% of the total number of outstanding shares of common stock).  No shares of Common Stock are beneficially owned by any of the Control Persons.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Company’s common stock covered by this Schedule 13D (other than such shares actually owned by such Reporting Person)  for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a)                   Interests:

Reporting Person	Shares Beneficially Owned	Percentage of Outstanding Shares
Global Iron Holdings, LLC	986,060	31.1%
Michael Hirano	986,060	31.1%
Lindsay Wynter	986,060	31.1%
Thomas A. Waldman	986,060	31.1%

(b)                           Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote 986,060 shares of Common Stock.

(c)                           Except for the Merger Agreement, the Voting Agreement and the transactions contemplated by such agreements, no Reporting Person has made any purchase, sale or any other transaction in the Common Stock during the 60 days preceding the date of this statement on Schedule 13D.

(d)                           No Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock which may be deemed to be beneficially owned by such Reporting Person.

(e)                           Not applicable.

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 3, 4 and 5 and the agreements set forth in Exhibits 1, 2 and 3 attached hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or Control Persons and any person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Company’s securities set forth herein.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
1	Joint filing Agreement, dated January 15, 2010, by and among Global Iron Holdings, LLC, Michael Hirano, Lindsay Wynter and Thomas A. Waldman

2
Agreement and Plan of Merger by and among Global Iron Holdings, LLC, Global Iron Acquisition, LLC and Halifax Corporation of Virginia dated January 6, 2010  (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on January 12, 2010)

3
Voting Agreement by and among Global Iron Holdings, LLC and the persons and entities listed on Exhibit A thereto dated January 6, 2010 (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on January 12, 2010)

Company: Halifax Corporation of Virginia	CUSIP Number: 405805 10 2

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2010

Global Iron Holdings, LLC By: /s/ Thomas A. Waldman Name: Thomas A. Waldman Title: Vice President and Secretary	Michael Hirano /s/ Michael Hirano Michael Hirano
Lindsay Wynter /s/ Lindsay Wynter Lindsay Wynter	Thomas A. Waldman /s/ Thomas A. Waldman Thomas A. Waldman

#11967454 v4

Schedule A

The table below sets forth the name, business address and present principal occupation or employment of each individual who is a Reporting Person and the name, principal place of business and address of each entity that is a Reporting Person:

Name	Principal Occupation or Employment (for individuals) or Principal Place of Business (for entities)	Address
Global Iron Holdings, LLC	Colorado	c/o Global Equity Capital, LLC 6260 Lookout Road Boulder, CO 80301

Michael Hirano	Executive Vice President, Operations, Global Equity Capital, LLC	Global Equity Capital, LLC 6260 Lookout Road Boulder, CO 80301

Lindsay Wynter	Senior Vice President, Finance, Global Equity Capital, LLC	Global Equity Capital, LLC 6260 Lookout Road Boulder, CO 80301

Thomas A. Waldman	Executive Vice President, Legal, Global Equity Capital, LLC	Global Equity Capital, LLC 11622 El Camino Real Suite 100 San Diego, CA 92130

The table below sets forth the name of each executive officer and director of Global Iron Holdings, LLC.  Each of the persons listed below may be deemed to be a control person of Global Iron Holdings, LLC.  The address of each person is Global Equity Capital, LLC, 6260 Lookout Road, Boulder, CO 80301.

Name	Position
Catherine Babon Scanlon	President

Michael Hirano	Sole Director, Sole LLC Manager and Vice President

Lindsay Wynter	Vice President and Chief Financial Officer

Thomas Waldman	Vice President and Secretary

Michael Adkins	Vice President

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Halifax Corporation of Virginia. dated January 15, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated: January 15, 2010

Global Iron Holdings, LLC By: /s/ Thomas A. Waldman Name: Thomas A. Waldman Title: Vice President and Secretary	Michael Hirano /s/ Michael Hirano Michael Hirano
Lindsay Wynter /s/ Lindsay Wynter Lindsay Wynter	Thomas A. Waldman /s/ Thomas A. Waldman Thomas A. Waldman